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                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D

                 Under the Securities Exchange Act of 1934
                            (Amendment No.          )*
                                          ---------

                             PRENTICE CAPITAL, INC.
           --------------------------------------------------------
                                (Name of Issuer)

                         Common Stock, $.0001 Par Value
           --------------------------------------------------------
                          (Title of Class of Securities)

                                   740626502
           --------------------------------------------------------
                                 (CUSIP Number)

                                  JANICE JONES
                          Chartwell International, Inc.
                           5445 DTC Parkway, Suite 735
                                Englewood, CO 80111
           --------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                                   4/24/97
           --------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

   If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

   NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

   *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

   The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                        (Continued on following page(s))

                              Page 1 of  6  Pages
                                        ---


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CUSIP No. 740626502                   13D                 Page  2  of  6  Pages
          ---------                                            ---    ---


-------------------------------------------------------------------------------
 (1) Names of Reporting Persons.
     S.S. or I.R.S. Identification Nos. of Above Persons

     Chartwell International, Inc.
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member                             (a)  / /
     of a Group*                                                       (b)  / /
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Source of Funds*
     00
-------------------------------------------------------------------------------
 (5) Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)                                                     /X/
-------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization
     Nevada Corporation
-------------------------------------------------------------------------------
Number of Shares              (7) Sole Voting Power
 Beneficially Owned                 2,200,000
 by Each Reporting           --------------------------------------------------
 Person With                  (8) Shared Voting Power
                                    0
                             --------------------------------------------------
                              (9) Sole Dispositive Power
                                    2,200,000
                             --------------------------------------------------
                             (10) Shared Dispositive Power
                                    0
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person
     2,200,000
-------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares*     / /

-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)
     18.3%
-------------------------------------------------------------------------------
(14) Type of Reporting Person*
     CO
-------------------------------------------------------------------------------
                    *SEE INSTRUCTION BEFORE FILLING OUT!
      INCLUDING BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 2 OF 7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION


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                                                             Page 3 of 6 Pages

                                   INTRODUCTION


    This statement constitutes the initial filing of Chartwell International, Inc., a Nevada corporation ("Chartwell"). Chartwell is filing this Schedule 13D based on Rule 13d-1 promulgated under the Securities Exchange Act of 1934, as amended (the "Act").

ITEM 1.  SECURITY AND ISSUER.

    The class of equity securities to which this statement relates is the common stock, par value $0.0001 per share (the "Common Stock"), of Prentice Capital, Inc. (the "Company"). The Company's principal executive offices are located at 2898 University Drive, Suite 70, Coral Springs, Florida 33065.

ITEM 2.  IDENTITY AND BACKGROUND.

    (a) - (c), (f) This statement is filed on behalf of Chartwell. Chartwell is a Nevada corporation incorporated in 1988. The executive officers of Chartwell are as follows: (i) Janice Jones; President and Chair of the Board;
(ii) Alice Gluckman; Secretary; and (iii) Donald Prosser; Chief Financial Officer. The directors of Chartwell are as follows: Janice Jones, Alice
Gluckman and William Willard.   Janice Jones is a controlling person of
Chartwell; she owns approximately 40% of Chartwell's stock. There are no other controlling persons or executive officers or directors of any other corporation or other person ultimately in control of Chartwell.

    (d) and (e) Janice Jones ("Jones"), President, Chair of the Board and director of Chartwell was, on June 19, 1995, a party to an administrative proceeding with the Securities and Exchange Commission (File No. 3-8726). Such proceeding, IN THE MATTER OF JANICE A. JONES, is entitled "Order Instituting Cease and Desist Proceedings Pursuant to Section 21C of the Securities Exchange Act of 1934 and Findings and Order of the Commission." In the "Findings", the Securities and Exchange Commission found that Jones violated Sections 13(d), 13(g) and 16(a) of the Securities Exchanges Act of 1934 (the "Exchange Act"), and Rules 13d-1, 13d-2, 16a-2, 16a-3 and former Rule 16a-1 promulgated thereunder. It was ordered, pursuant to Section 21C of the Exchange Act, that Jones cease and desist from committing or causing any violation of, and committing or causing any future violation of, Section 13(d), 13(g) and 16(a) of the Exchange Act and Rules 13d-1, 13d-2, 16a-2 and 16a-3 promulgated thereunder.

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                                                             Page 4 of 6 Pages

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

    All of the shares beneficially owned by Chartwell were acquired through a Purchase and Sale Agreement (the "Purchase Agreement") dated March 17, 1997, pursuant to which the Company purchased certain of Chartwell's gypsum mining property located in Washington County, Utah, generally known as Riverview Placer Claims and New Riverview Claims (the "Claims") in exchange for $4,000,000 in cash, cash equivalents and restricted shares of the Company's Common Stock. The Purchase Agreement, and all amendments thereto, closed on or about April 24, 1997. Under the terms of the Purchase Agreement, Chartwell received 2,200,000 shares of the Company's Common Stock.

ITEM 4.  PURPOSE OF TRANSACTION.

    (a) - (j)  The purpose of the transaction was for Chartwell to obtain
payment under the above described Purchase Agreement.      Chartwell has no
plans or proposals that would result in any of the consequences listed in paragraphs (a) - (j) of Item 4 of Schedule 13D.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

    (a) and (b) Chartwell beneficially owns 2,200,000 shares of Common Stock, constituting approximately 18.3% of the outstanding Common Stock of the Company. (The number of securities outstanding as contained in the most recently available filing with the Securities and Exchange Commission was 328,889. This filing was made on September 30, 1996. We have reason to believe that this information is not correct as of the date hereof and the Company has informed us that they now have 12,000,000 shares of Common Stock outstanding. This number was used to calculate the 18.3%).

    (c) There are no transactions in the Common Stock of the Company effected during the last 60 days by the persons listed in Item 5(a) and (b) above.

    (d)  None.

    (e)  Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

    Chartwell is not a party to any contracts, arrangements or understandings with respect to any securities of the Company, including but not limited to the transfer or voting of any of the securities, finders fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

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                                                             Page 5 of 6 Pages

ITEM 7.  MATERIALS TO BE FILED AS EXHIBITS.

    None.

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                                                             Page 6 of 6 Pages

SIGNATURES

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

June 12, 1997                                   ___________________________
                                                Janice A. Jones